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Exhibit 99.2

        CLASS A PARTICIPATING SHARES
PROXY

SOLICITED BY MANAGEMENT FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON THE 11TH DAY OF JANUARY, 2011

         The undersigned holder of Class A participating shares of Corus Entertainment Inc. (the "Company") hereby appoints Heather A. Shaw of Calgary, Alberta, or failing her, John M. Cassaday of Toronto, Ontario, or instead of either of the foregoing,                                          of                                          as the nominee of the undersigned to attend and act for the undersigned at the Annual and Special Meeting of Shareholders of the Company to be held on Tuesday the 11th day of January, 2011 at 2:00 p.m. (Eastern Time) and at any adjournment or postponement thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the said Meeting, and adjournments or postponements thereof; and without limiting the general authorization and powers hereby given, that the undersigned shareholder specifies and directs the persons above named that the shares registered in the name of the undersigned shall be:

1.
The adoption of a resolution to fix the number of directors to be elected at the Meeting at 10;

  VOTED FOR ☐  VOTED AGAINST ☐

2.
The election of Directors as follows;

	VOTED FOR	VOTE WITHHELD		VOTED FOR	VOTE WITHHELD
Fernand Bélisle	☐	☐	Susan E.C. Mey	☐	☐
John M. Cassaday	☐	☐	Ronald D. Rogers	☐	☐
Dennis Erker	☐	☐	Terrance Royer	☐	☐
Carolyn Hursh	☐	☐	Heather A. Shaw	☐	☐
Wendy A. Leaney	☐	☐	Julie M. Shaw	☐	☐
3.
The adoption of a resolution in respect of the appointment of Ernst & Young LLP as auditors of the Company and the authorization of the directors to fix the remuneration of such auditors;

  VOTED FOR ☐  VOTE WITHHELD ☐

4.
The ratification of unallocated entitlements under the Company's Stock Option Plan;

  VOTED FOR ☐  VOTED AGAINST ☐

Unless otherwise indicated above, this proxy is to be voted FOR each of the resolutions including the number of directors, the election of directors, the appointment of the auditors and the ratification of unallocated entitlements under the Company's Stock Option Plan referred to above. If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, discretionary authority is hereby conferred with respect thereto.

DATED the                                          day of                                         ,  20        .

Signature of holder of Class A participating shares

Notes:

1.
This form of proxy is for use of holders of Class A participating shares only.

2.
This proxy is solicited on behalf of the management of the Company.

3.
A holder of Class A participating shares has the right to appoint a proxy holder (who need not be a shareholder) to attend and act for him/her on his/her behalf at the Meeting other than the persons designated above. To exercise this right, the holder of Class A participating shares may insert the name of the desired person in the blank space provided above and strike out the other names or may submit another appropriate proxy.

4.
This form of proxy should be dated and must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a Company, under its corporate seal or by an officer or attorney thereof duly authorized. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by the holder of Class A participating shares.

5.
In order for this proxy to be effective, it must be deposited at the offices of CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, not less than 48 hours (excluding Saturdays, Sundays and holidays), before the time fixed for the Meeting or any adjournment or postponement thereof.

6.
If this proxy is duly deposited with CIBC Mellon Trust Company, the shares represented thereby will be voted for, voted against or withheld from voting as directed by the holder of Class A participating shares, but if no direction is made, they will be voted in favour of the above matters. If the holder of Class A participating shares specifies in this proxy with respect to any matters to be acted upon, such shares shall, in the event of a poll on such matters, be voted in accordance with the specifications so made.

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  Exhibit 99.2